

05040831

ES
E COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12520 High Bluff Drive, Suite 360
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Morgan, President (858) 793-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rushall, Reital & Randall
(Name – *if individual, state last, first, middle name*)

400 S. Sierra Avenue, Suite 200, Solana Beach (Address) (City) CA (State) 92075 (Zip Code)

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/15

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Investment Management, Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x [signature] 5-26-05

Signature

x President

Title

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of May (Month), 2005 (Year), by

(1) John Morgan (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

[signature]
Signature of Notary Public


OFFICIAL SEAL
ATHENA HAWKINS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1463657
SAN DIEGO COUNTY
MY COMM. EXP. JAN. 18, 2008
RBG-1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: May 26, 2005 Number of Pages: 17

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
Morgan Investment Management, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Morgan Investment Management, Inc. as of March 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the fiscal years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Investment Management, Inc. as of March 31, 2005 and 2004, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

May 19, 2005

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION

March 31, 2005 and 2004

ASSETS

	2005	2004
Current assets		
Cash and cash equivalents	$ 3,243	$ 6,456
Marketable securities	27,796	25,117
Commissions receivable	966	1,492
Prepaid expenses	1,171	1,421
	33,176	34,486
Furniture and equipment		
Equipment	17,929	16,390
Furniture and fixtures	1,699	1,215
Less: accumulated depreciation	(18,812)	(17,528)
	816	77
	$ 33,992	$ 34,563

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current liabilities		
Accounts payable and accrued expenses	$ 1,614	$ 765
Loans from stockholder	7,212	2,799
	8,826	3,564
Stockholder's equity		
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100	100
Additional paid in capital	29,900	29,900
(Accumulated deficit)/Retained earnings	(4,834)	999
	25,166	30,999
	$ 33,992	$ 34,563

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF OPERATIONS

Fiscal Years Ended March 31, 2005 and 2004

	2005	2004
Commissions earned	$ 38,653	$ 33,300
Interest and dividends earned	22,714	26,993
Realized loss on marketable securities	(438)	0
Unrealized (loss) gain on marketable securities	19	(383)
	60,948	59,910
Other administrative expenses	31,848	30,131
Occupancy and equipment rental	11,848	10,398
Professional and other fees	6,900	5,580
Brokerage and exchange fees	6,026	3,963
Communications	5,855	5,367
Insurance	2,166	1,680
Depreciation expense	1,284	4,081
	65,927	61,200
Net operating loss	(4,979)	(1,290)
Interest expense	(54)	(36)
Loss before taxes	(5,033)	(1,326)
Income tax expense		
Current	800	800
Net loss	$ (5,833)	$ (2,126)

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

Fiscal Years Ended March 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net loss	$ (5,833)	$ (2,126)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,284	4,081
Realized loss on marketable securities	438	0
Unrealized (gain) loss on marketable securities	(19)	383
(Increase) decrease in assets:		
Commissions receivable	526	(634)
Prepaid expenses	250	(1,060)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	849	(6,246)
Income tax payable	0	(1,248)
Net cash used by operating activities	(2,505)	(6,850)
Cash flows from investing activities:		
Purchase of securities	(28,078)	0
Sale of securities	24,980	0
Purchase of equipment	(2,023)	(3,880)
Net cash used by investing activities	(5,121)	(3,880)
Cash flows from financing activities		
Loans from stockholder	4,413	13,400
Net cash provided by financing activities	4,413	13,400
Net (decrease) increase in cash and cash equivalents	(3,213)	2,670
Beginning cash and cash equivalents	6,456	3,786
Ending cash and cash equivalents	$ 3,243	$ 6,456

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2005	2004
Income taxes paid	$ 800	$ 2,048
Interest paid	$ 54	$ 36

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Fiscal Years Ended March 31, 2005 and 2004

	Number of Common Shares Outstanding		Common Stock		Additional Paid in Capital		Retained Earnings/ (Accumulated Deficit)		Total
Balance at March 31, 2003	100	$	100	$	29,900	$	3,125	$	33,125
Net loss	0		0		0		(2,126)		(2,126)
Balance at March 31, 2004	100		100		29,900		999		30,999
Net loss	0		0		0		(5,833)		(5,833)
Balance at March 31, 2005	100	$	100	$	29,900	$	(4,834)	$	25,166

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Fiscal Years Ended March 31, 2005 and 2004

There were no liabilities subordinated to the claim of general creditors as of March 31, 2005 and 2004.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Morgan Investment Management, Inc. (a C corporation) was formed in 1998 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company sells to their clients, who are located in the Southern California area, different investments which are called products. Each product generates a commission to the Company based on the sales. It conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

The majority of commissions receivable as of March 31, 2005 and 2004 are due from Wedbush Morgan Securities.

Cash and cash equivalents

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents at March 31, 2005 are invested principally in money market accounts.

Marketable securities

Marketable securities are carried at fair value in accordance with Statement of Financial Accounting Standard No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

Furniture and equipment

Furniture and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes are not recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes because the amount is insignificant.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2005 and 2004, the Company had net capital of $22,875 and $25,733, respectively, and a net capital requirement of $5,000 for the fiscal years ended March 31, 2005 and 2004.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in July of 1998 with Wedbush Morgan Securities whereby all security transactions are cleared through Wedbush Morgan Securities.

NOTE E: LEASE COMMITMENTS

In September, 2004, the Company entered into a lease agreement for equipment which will expire in September, 2007. The minimum rental commitments at March 31, 2005 are as follows:

Year ending March 31,	
2006	$ 2,004
2007	2,004
2008	1,002
	$ 5,010

The lease on the Company's premises was made in the stockholder's name. The Company makes a monthly payment of $660 to the lessor.

Total rent expense for equipment and premises aggregated $11,848 and $10,398 for the fiscal years ended March 31, 2005 and 2004, respectively.

NOTE F: INCOME TAXES

The provision for income taxes at March 31, 2005 and 2004 is as follows:

	2005	2004
Federal	$ 0	$ 0
State	800	800
	$ 800	$ 800

NOTE G: RELATED PARTY TRANSACTIONS

The Company has an unsecured loan payable of $ 7,212 to the stockholder at March 31, 2005. The non-interest bearing loan is due on demand.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended March 31, 2005 and 2004

	2005	2004
Total stockholder's equity	$ 25,166	$ 30,999
Deduct stockholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	25,166	30,999
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	1,987	1,498
Net capital before haircuts on securities positions	23,179	29,501
Less: Haircuts on securities	(208)	(3,768)
Undue concentration	(96)	0
Net capital	$ 22,875	$ 25,733

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

Year Ended March 31, 2005

Minimum net capital requirement (6.67% of current liabilities)	$ 589	
Minimum dollar net capital required	5,000	
Net capital requirement - (the larger of the required net capital)		$ 5,000
Net capital for fiscal year ended March 31, 2005	22,875	
Net capital requirement	5,000	
Excess net capital	$ 17,875	
Excess net capital at 1000% (less 10% of total aggregate indebtedness)		$ 21,992

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 8,826
Total aggregate indebtedness	$ 8,826
Ratio: Aggregate indebtedness to net capital	0.39

See accompanying notes to financial statements.

MORGAN INVESTMENT MANAGEMENT, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Fiscal Year Ended March 31, 2005

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 03/31/05	Audited Report 03/31/05	Difference
Total stockholder's equity	$ 26,914	$ 25,166	$ 1,748
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	26,914	25,166	1,748
Total non-allowable liabilities	0	0	0
Total non-allowable assets	2,886	1,987	(899)
Net capital before haircuts on securities positions	24,028	23,179	849
Haircuts on securities	(1,668)	(208)	(1,460)
Undue concentration	0	(96)	96
Net capital	$ 22,360	$ 22,875	$ (515)

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (4,085)
Increase in commissions earned	6,026
Increase in brokerage and exchange fees	(6,026)
Increase in occupany and equipment rental	(846)
Decrease in insurance expense	483
Increase in other administrative expenses	(101)
Increase in depreciation expense	(1,284)
Net loss, audited report	(5,833)
Capital stock	100
Additional paid in capital	29,900
Retained earnings, March 31, 2004	999
Total stockholder's equity	$ 25,166

See accompanying notes to financial statements.

Year Ended March 31, 2005

	Dealer's Unaudited Report 3/31/2005	Audited Report 3/31/2005	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Property and equipment - net	1,465	816	(649)
Prepaid expense	1,421	1,171	(250)
Total non-allowable assets	$ 2,886	$ 1,987	$ (899)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 531	$ 589	$ 58
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for year ended to March 31, 2005	$ 22,360	$ 22,875	$ (515)
Net capital requirement	5,000	5,000	0
Excess net capital	$ 17,360	$ 17,875	$ (515)

The difference of $515 is due to the difference of net income explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

See accompanying notes to financial statements.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on
Internal Accounting Control

The Board of Directors
Morgan Investment Management, Inc.
San Diego, California

In planning and performing our audits of the financial statements and supplemental schedules of Morgan Investment Management, Inc. (the Company) for the fiscal years ended March 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rushall Reital & Randall

May 19, 2005